Mail Stop 3561

August 30, 2007

Mr. Mark Tripp
Chief Financial Officer
7855 Haskell Avenue, Suite 200
Van Nuys, California 91406

> **Re: Easton-Bell Sports, Inc.**
> **Form 10-K for the year ended December 30, 2006**
> **Filed April 9, 2007**
> **File No. 333-123927**

Dear Mr. Tripp:

We have reviewed your response letter dated August 23, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 30, 2006

Note 2. Acquisitions

1. We note from your response to our prior comment 2 that the average number of years for the active customers as of April 2006 was approximately 24 years and the average number of years for previous customers was approximately 5 years. However, we are still not clear as to why you believe that the existing customer relationships acquired in the Easton transaction will continue to provide benefits for the next 20 years. In light of your response that the average relationship for the active customers was 24 years, please tell us how you made the assumption that their relationship will continue for another 20 years. Also, please provide us information on the actual attrition rates of these customers since the acquisition in March 2006 and tell us how that would have affected your calculation of the intangible asset as of the date of the acquisition. We may have further comment upon receipt of your response.

Note 12. Stock Based Employee Compensation, page 63

2. We note from your response to our prior comment 5 the triggering events included in the definition of "good reason" are outside of the employee's control. Please tell us whether each employee that holds Class B units which provide the ability to require the Company's parent to repurchase their shares at fair value if they terminate their employment, has an agreement that sets forth the definition of "good reason" and the related triggering events as described in your response to our prior comment.

3. We note from your response to our prior comment 6 that you analyzed the modification for the incremental fair value measured on the modification date and noted that there was no incremental fair value. Please revise Note 12 in future filings to include this disclosure.

Quarterly Report on Form 10-Q for the Quarter ended June 30, 2007
Consolidated Statements of Operations, page 4

4. We note that you have presented the gain on the sale of your former Chicago facility as a component of other/income and expense in your consolidated statement of operations. In future filings, please revise to include this gain as a component of your income from operations. Refer to the guidance outlined in paragraph 45 of SFAS No.144.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief